Exhibit 99.2

Annual General Meeting 12 August 2010

Disclaimer This Presentation contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in the annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company's officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include: statements about the Company's future performance; projections of the Company's results of operations or financial condition; statements regarding the Company's plans, objectives or goals, including those relating to its strategies, initiatives, competition, acquisitions, dispositions and/or its products; expectations concerning the costs associated with the suspension or closure of operations at any of the Company's plants and future plans with respect to any such plants; expectations that the Company's credit facilities will be extended or renewed; expectations concerning dividend payments; statements concerning the Company's corporate and tax domiciles and potential changes to them, including potential tax charges; statements regarding tax liabilities and related audits, reviews and proceedings; statements as to the possible consequences of proceedings brought against the Company and certain of its former directors and officers by the ASIC; expectations about the timing and amount of contributions to the AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims; expectations concerning indemnification obligations; statements about product or environmental liabilities; and statements about economic conditions, such as the levels of new home construction, unemployment levels, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates and consumer confidence. Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "aim," "will," "should," "likely," "continue" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. Forward-looking statements are based on the Company's current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company's control. Such known and unknown risks, uncertainties and other factors may cause the Company's actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under "Key Information - Risk Factors" beginning on page 6 of the Form 20-F filed with the US Securities and Exchange Commission on 30 June 2010, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF, any shortfall in the AICF and the effect of currency exchange rate movements on the amount recorded in the Company's financial statements as an asbestos liability; proposed governmental loan facility to the AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; seasonal fluctuations in the demand for our products; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of research and development efforts; the potential that competitors could copy our products; reliance on a small number of customers; a customer's inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the Company's transfer of its corporate domicile from The Netherlands to Ireland to become an Irish SE including employee relations, changes in corporate governance, potential tax benefits and the effect of any negative publicity; currency exchange risks; the concentration of the Company's customer base on large format retail customers, distributors and dealers; the effect of natural disasters; changes in the Company's key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the Company's reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The Company cautions that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company's current expectations concerning future results, events and conditions. 2

Annual General Meeting 12 August 2010 Chairman's Address - Michael Hammes

Annual General Meeting 12 August 2010 CEO's Presentation - Louis Gries

Agenda Global strategy Results overview - Full Year 2010 and Q1 FY 2011 USA and Europe Fibre Cement Legacy issues update Group summary Group outlook 5

Aggressively grow demand for our products in targeted market segments Grow our overall market position while defending our share in existing market segments Offer products with superior value to that of our competitors Introduce differentiated products to deliver a sustainable competitive advantage 6 Global Strategy

Results Overview - Full Year 2010 Full year operating results reflect the benefits of lower input costs, lower warranty costs, reduced SG&A expenses and a higher average net sales price, compared to FY09 The net operating result including asbestos, ASIC expenses and tax adjustments for the full year was primarily affected by an unfavourable asbestos adjustment of US$224m which is predominantly attributable to the appreciation of the A$ against the US$ 7 US$ Millions FY2010 FY2009 % Change Net operating (loss) profit (84.9) 136.3 - Net operating profit excluding asbestos, ASIC expenses and tax adjustments 133.0 100.5 32 Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments (US cents) 30.5 23.1 32

Results Overview - Q1 FY 2011 1st Quarter operating results reflect a challenging US operating environment, higher input costs (particularly pulp and freight in the US), a strong positive contribution by the Asia Pacific businesses and lower corporate costs. The net operating result including asbestos, ASIC expenses and tax adjustments was primarily affected by a favourable asbestos adjustment of US$63.1m for the quarter which is attributable to the depreciation of the A$ against the US$. 8

USA and Europe Fibre Cement Rolling 12 month average of seasonally adjusted estimate of housing starts by US Census Bureau 9

USA and Europe Fibre Cement Primary Growth Performance All market and market share figures are management estimates. 10

Average Net Sales Price US$ per MSF USA and Europe Fibre Cement US$657 11

USA and Europe Fibre Cement * Excludes impairment charges of US$45.6 million in Q4 FY08 12 EBIT and EBIT Margin* EBIT EBIT Margin

Legacy Issues Update Asbestos A contribution of A$72.8m (US$63.7m) was made to the AICF on 1 July 2010. James Hardie's contributions to AICF since its establishment in early 2007 total A$375.1m James Hardie is continuing to work with the NSW Government and the AICF to finalise the details of A$320m standby facility for the AICF ATO - 1999 Disputed Amended Assessment Federal Court hearing completed September 2009 - judgement awaited ATO deposit at 30 June 2010 was A$274.8m (US$234.2m) ASIC Proceedings All defendants other than Peter Macdonald and ABN 60 appealed the Supreme Court decision Appeals heard April/May 2010 - judgement awaited Domicile Stage two approved by 99.6% of votes cast on 2 June 2010 Following the vote, on 17 June 2010, the company moved its corporate domicile to Ireland 13

Group Summary 1 Excludes asbestos adjustments, AICF SG&A expenses, AICF interest income, gain or impairment on AICF investments, tax benefits related to asbestos adjustments, ASIC expenses and tax adjustments 2 Excludes asbestos adjustments, AICF SG&A expenses and ASIC expenses 3 Includes restricted cash set aside for AFFA 4 EPS, Dividend Paid per share, Return on Shareholders' Funds and Return on Capital Employed are reported as annualised on the basis of Q1 '11 results 14 Key ratios

Group Summary Operations* Results continue to be affected by weak housing activity in the US Higher input costs in the US business, particularly pulp and freight, also significantly affected this quarter's result Earnings in the quarter benefitted from: the strong contribution of Asia Pacific businesses the strength of Asia Pacific business' currencies higher average net sales price lower corporate costs Management anticipates full year earnings excluding asbestos, ASIC expenses and tax adjustments to be in the range of US$110m to US$125m 15 *Comparisons are 1st quarter fiscal year 2011 on 1st quarter fiscal year 2010

United States The recovery in the US remains weak and fragile Hopes for an accelerated recovery have dissipated as the expiry of the US government tax incentive at the end of April 2010, together with low consumer confidence and continuing competition form foreclosed properties, combined to inhibit activity in the residential housing sector Other challenges - highlighted in previous quarters - remain, including: Higher raw material costs Constrained credit conditions for prospective buyers and developers Weak employment markets Uncertainty in the overall economy Additionally, a slowdown in key states such as Texas has further dampened the recovery Asia Pacific The residential housing markets in Australia, New Zealand and the Philippines are expected to maintain their underlying strength in fiscal year 2011 Softness in the renovation and commercial markets is expected to offset a significant portion of the stronger growth Group Outlook 16

Annual General Meeting 12 August 2010 Items of Business

Receive and adopt the Dutch annual accounts for the year ended 31 March 2010 Publish the annual accounts and the annual report for the year ended 31 March 2010 in the English language 18 Resolution 1: Report and Accounts

Resolution 1: Report and Accounts Proxy results: 19 Votes % Total valid proxies received 301,935,964 For 301,217,293 99.80 Against 92,396 0.03 Open 502,321 0.17 Abstain 123,954 NA Excluded 0 NA

20 Resolution 2: Adopt Remuneration Report Adopt the Remuneration Report of the company for the year ended 31 March 2010 This is an advisory resolution only

Resolution 2: Adopt Remuneration Report Proxy Results 21 Votes % Total valid proxies received 301,943,774 For 283,092,340 94.10 Against 17,233,153 5.73 Open 501,025 0.17 Abstain 1,117,256 NA Excluded 0 NA

22 Resolution 3: Re-election and Election of Directors Re-elect Mr D Harrison Re-elect Mr D McGauchie Elect Mr D Dilger

Resolution 3(a): Re-elect Mr D Harrison Proxy Results 23 Votes % Total valid proxies received 301,878,751 For 293,539,307 97.24 Against 7,826,523 2.59 Open 512,921 0.17 Abstain 65,013 NA Excluded 0 NA

Resolution 3(b): Re-elect Mr D McGauchie Proxy Results 24 Votes % Total valid proxies received 301,961,798 For 255,415,724 84.61 Against 45,986,269 15.23 Open 497,395 0.16 Abstain 62,410 NA Excluded 0 NA

Resolution 3(c): Elect Mr D Dilger Proxy Results 25 Votes % Total valid proxies received 301,944,764 For 300,230,876 99.45 Against 1,136,792 0.38 Open 513,583 0.17 Abstain 63,513 NA Excluded 0 NA

26 Resolution 4: Authority to Fix External Auditor Remuneration That the Board of Directors be authorised to fix the remuneration of the external auditors for the financial year ending 31 March 2011

Resolution 4: Authority to Fix External Auditor Remuneration Proxy Results 27 Votes % Total valid proxies received 301,890,703 For 300,995,497 99.73 Against 293,876 0.10 Open 520,675 0.17 Abstain 80,655 NA Excluded 0 NA

28 Resolution 5: Grant Executive Incentive Program RSUs to CEO Grant Executive Incentive Program RSUs and shares to CEO, Louis Gries, in accordance with the terms of the Long Term Incentive Plan and on the basis of Explanatory Notes

Resolution 5: Grant Executive Incentive Program RSUs to CEO Proxy Results 29 Votes % Total valid proxies received 301,939,829 For 295,695,695 98.27 Against 4,787,398 1.59 Open 433,712 0.14 Abstain 448,895 NA Excluded 574,129 NA

30 Resolution 6: Grant Relative TSR RSUs to CEO Grant Relative TSR RSUs and shares to CEO, Louis Gries, in accordance with the terms of the Long Term Incentive Plan and on the basis of Explanatory Notes

Resolution 6: Grant Relative TSR RSUs to CEO Proxy Results 31 Votes % Total valid proxies received 301,933,829 For 281,569,796 93.58 Against 18,906,297 6.28 Open 433,712 0.14 Abstain 449,233 NA Excluded 574,791 NA

Annual General Meeting 12 August 2010 Other Business

Annual General Meeting 12 August 2010

Endnotes This Management Presentation forms part of a package of information about the company's results. It should be read in conjunction with the other parts of this package, including Management's Analysis of Results, a Media Release and a Financial Report. Definitions Financial Measures - US GAAP equivalents EBIT and EBIT Margin - EBIT, as used in this document, is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales. We believe EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by our management to measure the operating profit or loss of our business. EBIT is one of several metrics used by our management to measure the earnings generated from our operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by our Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as we have defined them, may not be comparable to similarly titled measures reported by other companies. Operating profit - is equivalent to the US GAAP measure of income. Net operating profit - is equivalent to the US GAAP measure of net income. Sales Volumes mmsf - million square feet, where a square foot is defined as a standard square foot of 5/16" thickness. msf - thousand square feet, where a square foot is defined as a standard square foot of 5/16" thickness. 34

Financial Ratios Gearing Ratio - Net debt (cash) divided by net debt (cash) plus shareholders' equity. Net interest expense cover - EBIT divided by net interest expense. Net interest paid cover - EBIT divided by cash paid during the period for interest, net of amounts capitalised. Net debt payback - Net debt (cash) divided by cash flow from operations. Net debt (cash) - Short-term and long-term debt less cash and cash equivalents. 35

Non-US GAAP Financial Measures EBIT and EBIT margin excluding asbestos and ASIC expenses - EBIT and EBIT margin excluding asbestos and ASIC expenses are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its on-going operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes. 36

Non-US GAAP Financial Measures (continued) Net operating profit excluding asbestos, ASIC expenses and tax adjustments - Net operating profit excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its on-going operations. The company uses this non-US GAAP measure for the same purposes. 37

Non-US GAAP Financial Measures (continued) Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments - Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its on-going operations. The company's management uses this non-US GAAP measure for the same purposes. 38

Non-US GAAP Financial Measures (continued) Effective tax rate excluding asbestos and tax adjustments - Effective tax rate excluding asbestos and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company's management uses this non-US GAAP measure for the same purposes. 39

Non-US GAAP Financial Measures (continued) EBITDA - is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate EBITDA in the same manner as James Hardie has and, accordingly, EBITDA may not be comparable with other companies. The company has included information concerning EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company's earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements. 40

Non-US GAAP Financial Measures (continued) General corporate costs excluding ASIC expenses and domicile change related costs - General corporate costs excluding ASIC expenses and domicile change related costs is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than general corporate costs. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes. 41